UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2026

PEARSON plc
(Exact name of registrant as specified in its charter)

N/A

(Translation of registrant's name into English)

80 Strand
London, England WC2R 0RL
44-20-7010-2000
(Address of principal executive office)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X                                                Form 40-F

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes                                              No X

 Pearson 2025 Trading Update (Unaudited)
14th January 2026	Strong execution delivers 2025 financial performance in line with guidance, with all business units contributing to growth. Good strategic progress underpins our confidence for 2026 and beyond.

Highlights
●	Underlying Group sales growth of 4% for the full year, with Q4 accelerating to 8%.
●	Group adjusted operating profit of £610-615m at £:$ of 1.32 for the full year, up c.6% on an underlying basis.
●	Strong cash generation with free cash flow conversion of more than 95%1 plus £0.1bn State Aid repayment.
●	Delivered against our 2025 strategic priorities, with Q4 highlights including:
o
Leading on the application of innovative technologies with the launch of Communication Coach - an AI-powered learning solution integrated into Microsoft 365, enabling professionals to enhance communication skills seamlessly within the flow of work, marking our first go-to-market collaboration with Microsoft (link here).

o
Ongoing Enterprise momentum, including a new strategic partnership with IBM (link here) and winning a strategic vocational skilling contract for the construction sector in Saudi Arabia. Pearson Professional Assessments (formerly known as Pearson VUE) selected to be the test delivery provider for Google Cloud certifications.

Omar Abbosh, Pearson's Chief Executive, said:
"In 2025 we successfully delivered against our financial and strategic priorities by expanding our partnerships, growing our Enterprise reach, and advancing the use of AI to improve learning and upskilling. All of this was achieved thanks to the strong delivery of our people, who have been focused on executing for our customers. We enter 2026 with momentum, are excited about the opportunities that lie ahead, and remain well positioned to deliver value to our stakeholders."

Underlying Group sales growth of 4% for the full year, with Q4 accelerating to 8%
●
Assessment & Qualifications sales grew 4% for the full year with all sub-business units contributing to growth. Pearson Professional Assessments secured several new contracts, with continued strong customer retention supporting future growth. US Student Assessment renewed and extended several key contracts in the year, although lost the contract with New Jersey, which will be a headwind in H1 2026. In Clinical Assessment, sales grew due to the continued traction of our products in the market, pricing and digital product growth. UK & International Qualifications benefited from volume, pricing, and International growth. Sales growth accelerated in Q4, with sales up 8%, driven by new contract launches in Pearson Professional Assessments and the return to growth in US Student Assessment as phasing normalised.

●
Virtual Learning sales increased 8% for the full year with strong performance in H2. Sales increased 20% in Q4, driven by a 13% increase in 2025/26 academic year enrolments in the Fall semester, favourable mix and funding.

●
Higher Education sales were up 2% for the full year and flat in Q4. US Higher Education sales grew 3% for the full year, driven by enrolments and pricing in our core Courseware business, partly offset by K-12 declines given the transitionary period, with adoption share maintained. In the year, there was growth of 1% in US digital subscriptions and 19% in Inclusive Access. International Higher Education faced ongoing challenging trading conditions in mature markets, declining 7% for the full year.

●
English Language Learning sales grew 1% for the full year driven by Institutional. Pearson Test of English (PTE) sales were flat, performing well against a tough market backdrop. Sales growth accelerated in Q4 to 8%, driven by a strong performance in Institutional, particularly in key Latin American markets and Asia, partially offset by expected declines in PTE following volume strength ahead of test enhancements in Q3.

●
Enterprise Learning & Skills sales grew 6% for the full year and 13% in Q4, with a solid performance in Vocational Qualifications and continued quarter-on-quarter improvement in Enterprise Solutions, driven by the recently announced partnerships.

Strong financial position
●
Pearson's financial position remains robust, with a strong balance sheet, net debt of c.£1.1bn and a 2025 free cash flow conversion of more than 95%1 plus recovery of the £0.1bn in relation to State Aid taxes.

Medium Term Outlook unchanged
●
Beyond 2025, Pearson is positioned to deliver a mid-single digit underlying sales growth CAGR, sustained margin improvement that will equate to an average increase of 40 basis points per annum and strong free cash conversion1, in the region of 90% to 100%, on average, across the period.

Financial calendar
●	Full year results will be announced on 27 February 2026. We will hold an in-person presentation and Q&A session, during which we will outline the 2026 outlook.

Financial summary
Underlying growth for the fourth quarter and financial year ended 31 December 2025 compared to the equivalent period in 2024.

Sales	Q4	Full Year
Assessment & Qualifications	8%	4%
Virtual Learning	20%	8%
Higher Education	0%	2%
English Language Learning	8%	1%
Enterprise Learning & Skills	13%	6%
Total	8%	4%
Throughout this announcement: a) growth rates are stated on an underlying basis unless otherwise stated. Underlying growth rates exclude currency movements and portfolio changes. b) The 'business performance' measures are non-GAAP measures. Please refer to full year and half-year results for further detail and reconciliations to the equivalent statutory heading under IFRS.
1Free cash flow conversion calculated as free cash flow divided by adjusted earnings.

Contacts

Investor Relations	Alex Shore Steph Crinnegan	+44 (0) 7720 947 853 +44 (0) 7780 555 351
	Gemma Terry Brennan Matthews	+44 (0) 7841 363 216 +1 (332) 238-8785
	ir@pearson.com	https://plc.pearson.com/en-GB/investors
Media Teneo Pearson	Ed Cropley Laura Ewart	+44 (0) 7492 949 346 +44 (0) 7798 846 805

About Pearson
At Pearson, our purpose is simple: to help people realise the life they imagine through learning. We believe that every learning opportunity is a chance for a personal breakthrough. That's why our Pearson employees are committed to creating vibrant and enriching learning experiences designed for real-life impact. We are the world's lifelong learning company, serving customers with digital content, assessments, qualifications, and data. For us, learning isn't just what we do. It's who we are. Visit us at pearsonplc.com.

Notes
Forward looking statements: Except for the historical information contained herein, the matters discussed in this statement include forward-looking statements. In particular, all statements that express forecasts, expectations and projections with respect to future matters, including trends in results of operations, margins, growth rates, overall market trends, the impact of interest or exchange rates, the availability of financing, anticipated cost savings and synergies and the execution of Pearson's strategy, are forward-looking statements. By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that will occur in future. They are based on numerous assumptions regarding Pearson's present and future business strategies and the environment in which it will operate in the future. There are a number of factors which could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements, including a number of factors outside Pearson's control. These include international, national and local conditions, as well as competition. They also include other risks detailed from time to time in Pearson's publicly-filed documents and you are advised to read, in particular, the risk factors set out in Pearson's latest annual report and accounts, which can be found on its website (www.pearsonplc.com). Any forward-looking statements speak only as of the date they are made, and Pearson gives no undertaking to update forward-looking statements to reflect any changes in its expectations with regard thereto or any changes to events, conditions or circumstances on which any such statement is based. Readers are cautioned not to place undue reliance on such forward-looking statements.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PEARSON plc

Date: 14 January 2026
By: /s/ NATALIE WHITE

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Natalie White
Deputy Company Secretary